File No. 82-34785

rockenergy

RECEIVED

2005 NOV 17 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012645

SUPPL

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Allen J. Bey, President and Chief Executive Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

(signed) "Allen J. Bey"

Allen J. Bey
President and
Chief Executive Officer

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL

Suite 1750 Watermark Tower
530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8
Main: (403) **218-4380** Fax: (403) **234-0598**

File No. 82-34785

rockenergy

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

(signed) "Peter D. Scott"

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

Suite 1750 Watermark Tower
530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8
Main: (403) **218-4380** Fax: (403) **234-0598**

File No. 82-34785



ROCK ENERGY INC.

Interim Results for the Period Ended September 30, 2005

CORPORATE SUMMARY

FINANCIAL	**Three months ended September 30, 2005**	Three months ended September 30, 2004	**Nine months ended September 30, 2005**	Nine months ended September 30, 2004
Oil and gas revenue	**$7,030,543**	$653,422	**$11,113,636**	$1,981,980
Cash flow from operations [1]	**$3,551,607**	$236,672	**$5,412,843**	$813,617
Per share – basic	**$0.18**	$0.03	**$0.39**	$0.09
– diluted	**$0.18**	$0.03	**$0.38**	$0.09
Net income	**$633,953**	$85,047	**$762,418**	$388,443
Per share – basic	**$0.03**	$0.01	**$0.05**	$0.04
– diluted	**$0.03**	$0.01	**$0.05**	$0.04
Capital expenditures, net	**$7,919,974**	$1,062,525	**$76,469,036**	$2,400,095

	As at September 30, 2005	As at December 31, 2004
Working capital	**$(22,642,983)**	$12,042,986
Common shares outstanding	**19,588,689**	9,259,453
Options outstanding	**1,180,276**	532,387

OPERATIONS	**Three months ended September 30, 2005**	Three months ended September 30, 2004	**Nine months ended September 30, 2005**	Nine months ended September 30, 2004
Average daily production				
Crude oil and NGLs (bbls/d)	**345**	86	**246**	95
Natural gas (mcf/d)	**5,985**	476	**3,239**	472
Barrels of oil equivalent (boe/d)	**1,343**	165	**786**	174
Average product prices				
Crude oil (CDN$/bbl)	**$58.59**	$48.29	**$50.73**	$43.46
NGLs (CDN$/bbl)	**$59.73**	$43.61	**$54.86**	$39.55
Natural gas (CDN$/mcf)	**$9.37**	$6.33	**$8.65**	$6.68
BOEs (CDN$/boe)	**$56.90**	$42.90	**$51.82**	$41.72
Field netback (CDN$/boe)	**$32.10**	$19.05	**$29.44**	$21.62

Note [1] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

The third quarter has been Rock's busiest operational quarter to date. We have begun the process of assimilating the Elm/Optimum/Qwest acquisition into our Company, and embarked upon the rationalization of the asset base into our three core areas. At the same time, a total of 16 (12.8 net) wells were drilled in the quarter with an overall success rate of 80%. As we move into the fourth quarter we expect to continue this high level of activity as we drill another 12 (7.7 net) wells bringing our total count for the year to 37 (26.4 net). With the acquisition now completed, we have been pleased with the overall result, particularly the operational developments at Musreau and Wild River. These assets have proven to be very solid, and are providing additional development opportunities.

In our Plains core area we drilled 12 (12.0 net) wells in the quarter resulting in 9 heavy oil wells and 3 unsuccessful wells. All of the successful wells were brought on production by the end of October and we expect to see production increases materialize over the fourth quarter as start up operations are completed. We plan to drill 6 more heavy oil wells and 1 gas well in our Plains core area in the fourth quarter and will work to get production from the successful wells on stream by year end. For 2006 we have identified numerous drilling opportunities, many of which are on lands we already own, and we expect to drill 15 to 20 wells and grow our production base in this area to over 1,000 boe/day.

The West Central core area has also been very active for us, as we participated in 4 (0.8 net) wells all of which were successful and expect to participate in an additional 5 (0.7 net) wells in the fourth quarter. At Wild River, Rock's working interest reverted from 7.5% to 30% effective November 1, and increased our production by approximately 3 mmcf/d (500 boe/day). For 2006 we have identified 10 – 15 drilling locations on existing non-operated lands that will continue to grow this new core area, and will actively pursue acquisitions and property swaps in order to consolidate our position and gain a higher working interest and operatorship.

Production increased to 1,343 boe/d this quarter almost doubling from 693 boe/d in the second quarter and up from 309 boe/d in the first quarter. The third quarter benefited from having a full quarter of production from the ELM/Optimum/Qwest acquisitions. From a current production level of approximately 2,000 boe/d, Rock expects to add 250 boe/day from the Musreau area as 2 (0.26 net) wells are tied in and 450 boe/day (350 bbl/day of oil and 600 mcf/day of gas) of production from the Plains region. These additions will generate on average production of 2,100 boe/day for the fourth quarter and an exit rate of 2,600 -2,800 boe/day.

Financially, cash flow from operations increased 140% over the second quarter to $3.6 million ($0.18 per basic and fully diluted share) and net income increased six fold to $0.6 million ($0.03 per basic and fully diluted share) primarily due to higher production levels and product price realizations. With the high level of drilling activity, capital expenditures for the quarter were $7.9 million which resulted in an increase in total debt to $22.6 million.

With our activity levels and the increase in product prices we are updating our 2005 guidance. This guidance is based on WTI oil price of US$58/bbl, AECO gas price of C$10.00/mcf and a $0.86 Cdn to US dollar for the last quarter of the year. We have increased our capital budget $3 million to $22 million to reflect the higher number of wells drilled, increased land budget and rising costs. Given the nature and timing of this activity we do not expect it to increase production this year but will contribute to our 2006 production volumes. With higher prices, cash flow from operations is expected to increase to $10.7 million ($0.68 per share) for the year and to $5.3 million ($0.31 per share) for the fourth quarter. Total debt is now expected to be approximately $24 million (with $21 million drawn against lines of $25 million) or still 1.1 times annualized fourth quarter cash flow.

We have approved our preliminary capital budget for 2006 of $30 million. Though the total capital spending will be split (50/50) between the Plains and West Central, the focus of the staff at Rock will be directed 70% toward the West Central core area. During 2006 we will be diligently building and consolidating our West Central core area while executing a solid development program in the Plains. We expect production for the Company in 2006 to average between 2,800 - 3,000 boe/d and to exit about 3,200 - 3,400 boe/day, representing significant growth over 2005 levels. Using the same pricing assumptions as our fourth quarter 2005 guidance update above, we expect to generate cash flow in the range of $26.5 million ($1.35 per share) to $28.5 million ($1.45 per share), which will essentially leave total debt at year-end of approximately $25.5 million or about 0.9 times cash flow.

As we move through the last quarter of 2005 we are pleased with the progress so far this year and excited about the year ahead. Rock has developed a solid capital program for 2006 that will generate strong growth from our asset base. We have expanded our team by adding another geologist, an engineer and support staff to accommodate our increased activity levels. As the year progresses, the rationalization process will provide additional opportunities for consolidation and growth in our core areas, and will lead to acquisitions that compliment our exploration activities. With our foundation set we are confident, and poised for continued growth.

On behalf of the Board of Directors,

signed "Allen J. Bey"

Allen J. Bey,
President and CEO
November 10, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands to control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated November 10, 2005 and is management's assessment of Rock Energy Inc.'s historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements of Rock Energy Inc. for the three and nine months ended September 30, 2005 and the consolidated financial statements for the fiscal year-ended December 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2004.

Basis of Presentation

Rock changed its year-end at December 31, 2004 from March 31. As a result the information presented for the nine month period ended September 30, 2004 has been compiled by combining the six month period ended September 30, 2004 with the three month period ended March 31, 2004.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Outlook

Rock issued guidance on August 11, 2005 for projected 2005 results. Guidance for the Company is now being updated to reflect ongoing activity levels, pricing changes and increased costs in the industry. The table below provides Rock's updated guidance.

	New Guidance	Previous Guidance	Change
2005 Production (boe/d)			
Current	2,000	1,400	43%
Annual	1,100 – 1,200	1,200 – 1,300	(8)%
Exit	2,600 – 2,800	2,600 – 2,800	0%
2005 Cash Flow			
Annual (per share)	$10.7 million ($0.68/sh)	$9.6 million ($0.61/sh)	11%
Fourth Quarter (per share)	$5.3 million ($0.31/sh)	$4.9 million ($0.25/sh)	8%
Capital Budget			
2005 expenditures	$22 million	$19 million	16%
Wells Drilled	37 (26.4 net)	31 (24.7 net)	19%
Total Debt	$24 million	$22 million	9%
Pricing			
Oil – WTI	US$58.00/bbl	US$55.00/bbl	5%
Gas – AECO	$10.00/mcf	$7.50/mcf	33%
Cdn/US dollar	0.86	0.82	5%

Cash flow from operations estimates will be positively impacted by higher prices, particularly for gas. The annual production average has been impacted by operational delays as a result of wet weather conditions during the third quarter. The capital budget has been increased to reflect the drilling of additional wells (although they don't affect production in 2005 as they are drilled later in the year), increased land budget which will contribute to 2006 operations and a general increase in industry costs. With increased capital expenditures the Company's total debt (bank debt and other working capital items) is now projected to be $24 million. The Company expects to have approximately $21 million of bank debt drawn against lines of $25 million at year-end.

The Company's initial 2006 budget has been approved by the board of directors. The budget is based on continuing exploration and development activities in its existing core areas. Approximately 25% of the budget is directed towards land and seismic, 40% to the Plains core area and 35% to the West Central and Northeast BC core areas. Rock intends to pursue acquisition opportunities that have not been included in this budget and financing of any such activities will be considered with the opportunity. The table below provides our initial budget projections.

	2006	2005	Change
Production (boe/d)			
Entry	2,600 – 2,800	200	1,250%
Annual	2,800 – 3,000	1,200 – 1,300	132%
Exit	3,200 – 3,400	2,600 – 2,800	22%
Cash Flow			
Annual - $	$26.5 – $28.5 million	$9.6 million	207%
Annual - $ per share	$1.35 – $1.45	$0.68	106%
Capital Budget			
Expenditures	$30 million	$22 million	36%
Wells Drilled	35 -40	37	0%
Total Debt	$25.5 – 27.5 million	$24 million	10%
Pricing			
Oil – WTI	US$58.00/bbl	US$56.00/bbl	4%
Gas – AECO	$10.00/mcf	$8.40/mcf	19%
Cdn/US dollar	0.86	0.83	4%

Production

Production	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Gas (mcf/d)	5,985	476	1,157%	3,239	472	586%
Oil (bbl/d)	154	71	117%	108	79	37%
Heavy Oil (bbl/d)	107	-	N.A.	88	-	N.A.
NGL (bbl/d)	84	15	460%	50	16	205%
boe/d (6:1)	1,343	165	714%	786	174	352%

For the quarter and nine months ended September 30, 2005 boe production has increased due to the ELM/Optimum/Qwest acquisitions completed in the second quarter of 2005 and heavy oil additions throughout the year. Production levels are expected to increase in the fourth quarter due to the working interest reversion at Wild River that occurred November 1, 2005 which has increased gas production approximately 3 mmcf/d, gas wells coming onstream at Musreau in our West Central core area and additional heavy oil wells coming on production in our Plains core area.

Product Prices

Realized Product Prices	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Gas ($/mcf)	9.37	6.33	48%	8.65	6.68	30%
Oil ($/bbl)	71.13	48.29	47%	65.81	43.46	51%
Heavy Oil ($/bbl)	40.60	-	N.A.	32.27	-	N.A.
NGL ($/bbl)	59.73	43.61	37%	54.86	39.55	39%
boe (6:1)	56.90	42.90	33%	51.82	41.72	24%
Average Benchmark Prices						
Gas – NYMEX Daily Spot (US$/mcf)	9.94	5.48	81%	7.76	5.75	35%
Gas – AECO C Daily Spot ($/mcf)	9.37	6.21	51%	7.88	6.54	21%
Oil – WTI Cushing (US$/bbl)	63.19	43.88	44%	55.41	39.11	42%
Oil – Edmonton light ($/bbl)	76.51	56.25	36%	67.91	50.82	34%
Heavy Oil – Llyodminster blend ($/bbl)	53.27	40.57	31%	43.38	36.60	19%
US$/Cdn$ exchange rate	0.833	0.765	9%	0.817	0.753	9%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income for 2005 is primarily royalty revenue where as in prior year periods it primarily represents interest income on cash balances.

	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Oil and Gas Revenue	$7,030,543	$653,422	976%	$11,113,636	$1,981,980	461%
Other Income	$84,642	$64,361	32%	$216,668	$286,176	(24)%

Increased production and higher product prices resulted in an increase to oil and gas revenue for the quarter and nine months ended September 30, 2005 in comparison to the prior year periods.

Royalties

	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Royalties	$1,434,913	$223,923	541%	$2,360,976	$584,851	304%
As percentage of oil and gas revenue	20.4%	34.3%	(41)%	21.2%	29.5%	(28)%
Per boe (6:1)	$11.61	$14.70	(22)%	$11.01	$12.31	(11)%

Royalties include crown, freehold and overriding royalties and for the quarter and nine month periods ended September 30, 2005 are higher on an absolute basis in comparison to the same periods of 2004, mainly as a result of higher production partially offset by an overall lower rate. On a per boe and percentage of revenue basis, rates are lower for the 2005 periods versus 2004 primarily due to negative prior period adjustments in the 2004 periods.

Operating Expense

	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Operating expense	$1,630,223	$139,450	1,069%	$2,438,315	$369,925	559%
Per boe (6:1)	$13.19	$9.15	44%	$11.37	$7.79	46%

Operating expenses have increased in 2005 on a per boe basis over the same periods in 2004 due to prior period adjustments associated with the acquired ELM/Optimum/Qwest properties and heavy oil start up operations. Costs tend to be higher during the start up phase for heavy oil wells as operations tend to run on purchased fuel instead of casing head gas produced form the well, higher trucking costs associated with load oil and increased maintenance. In addition, service costs on existing heavy oil wells also contributed to higher operating costs this quarter. Operating expenses are likely to trend down on a per boe basis in the coming quarters due to the absence of prior period adjustments and higher production levels from the heavy oil wells which will be partly offset by the start up of new heavy oil operations in the fourth quarter. Transportation costs of $91,330 ($0.74 per boe) for the quarter and $116,553 ($0.54 per boe) for the first nine months of 2005 have been included in operating expenses. Transportation expenses have increased as a result of the acquired ELM/Optimum/Qwest properties. Transportation costs were not applicable for the quarter and nine months ended June 30, 2004 due to marketing arrangements in place at that time.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Gross	$537,587	$349,436	54%	$1,461,493	$984,405	48%
Per boe (6:1)	$4.35	$22.93	(81)%	$6.81	$20.72	(67)%
Capitalized	$208,796	$122,813	69%	$577,133	$386,386	49%
Per boe (6:1)	$1.69	$8.06	(79)%	$2.69	$8.13	(67)%
Net	$328,791	$226,623	45%	$884,360	$598,019	48%
Per boe (6:1)	$2.66	$14.87	(82)%	$4.12	$12.59	(67)%

G&A expenses increased on an absolute basis in 2005 over 2004 due to higher staffing levels associated with greater levels of activity but have dropped on a per boe basis with higher production. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to rise on an absolute basis in the future as additional staff is anticipated on being hired but should drop on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Interest expense (recovery)	$152,095	$(108,885)	N.A.	$196,527	$(98,256)	N.A.
Per boe (6:1)	$1.23	$(7.15)	N.A.	$0.92	$(2.07)	N.A.

Interest in the quarter ended September 30, 2005 is as a result of bank borrowings. Interest recovery in the prior year period resulted from the reversal of accrued interest from a prior period.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
D&D expense	$2,595,719	$97,327	2,567%	$4,216,914	$268,934	1,468%
Per boe (6:1)	$21.01	$6.39	229%	$19.65	$5.66	247%
Accretion expense	30,030	3,590	737%	45,273	12,942	250%
Per boe (6:1)	$0.24	$0.24	0%	$0.21	$0.27	(23)%

The depletion and depreciation expense and boe rate for the quarter and nine months ended September 30, 2005 were higher compared to the same periods in 2004 due to higher production and the cost base of the ELM/Optimum/Qwest acquisitions.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the quarter $146,300 as a result of drilling new wells.

Taxes

The Company has received an additional $5.2 million of tax pools with the ELM/Optimum/Qwest transactions. As a result the purchase price equation has been adjusted to reflect these additional pools, which has resulted in the reduction of the future tax liability and the associated goodwill.

Cash flow from Operations and Net Income

	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Cash flow from Operations	$3,551,607	$236,672	1389%	$5,412,843	$813,617	562%
Per boe (6:1)	$28.75	$15.53	85%	$25.23	$17.13	47%
Per share - basic	$0.18	$0.03	500%	$0.39	$0.09	333%
- diluted	$0.18	$0.03	500%	$0.38	$0.09	322%
Net Income	$633,953	$85,047	645%	$762,418	$388,443	96%
Per boe (6:1)	$5.13	$5.58	(8)%	$3.55	$8.18	(57)%
Per share - basic	$0.03	$0.01	200%	$0.05	$0.04	25%
- diluted	$0.03	$0.01	200%	$0.05	$0.04	25%
Weighted average shares outstanding						
- basic	19,586,815	8,993,152	118%	14,035,438	8,824,423	59%
- diluted	19,708,878	9,019,277	119%	14,114,534	8,962,871	57%

Per share amounts have increased for the 2005 periods versus 2004 primarily due to the ELM/Optimum/Qwest acquisitions in the second quarter of 2005.

Cash flow from operations and net income improved over the prior year periods due to higher production levels and prices partially offset by higher operating costs and interest expenses. Net income was also negatively impacted by the increase in depletion and depreciation charges, which are primarily related to the acquisitions in the second quarter.

Capital Expenditures

	3 Months Ended 09/30/05	3 Months Ended 09/30/04	Quarterly Change	9 Months Ended 09/30/05	9 Months Ended 09/30/04	Change
Land	$301,598	$274,480	10%	$2,048,851	$1,096,130	87%
Seismic	224,568	192,894	16%	869,034	515,168	69%
Drilling and completion	6,886,036	464,501	1,382%	9,883,171	393,984	2,409%
Capitalized G&A	208,796	122,813	70%	577,113	386,386	49%
Total exploration and production	$7,620,998	$1,054,688	623%	$13,378,169	$2,391,668	459%
Facilities & equipment	289,388	Nil	N.A.	2,439,966	$nil	N.A.
Total operations	$7,910,386	$1,054,688	650%	$15,818,135	$2,391,668	561%
Property acquisitions	Nil	Nil	N.A.	60,593,475	Nil	N.A.
Office equipment	9,588	7,837	22%	57,426	8,427	581%
Total	$7,919,974	$1,062,525	645%	$76,469,036	$2,400,095	3,086%

During the quarter 16 (12.8 net) wells were drilled bringing the total wells drilled for the year to 25 (18.7 net) with an overall success rate of approximately 80%. Of these wells 12(12.0 net) were drilled in our Plains core area and 4 (0.8 net) were drilled in our West Central core area. Plains drilling focused mainly on heavy oil targets while the West Central drilling mainly focused on gas. Production from the successful operations is expected to be brought on stream towards the end of the fourth quarter. The capital expenditures for the nine months ended September 30, 2005 include the $60.6 million acquisition of ELM/Optimum/Qwest. The Company drilled 2 (2.0 net) wells in the prior year period. The Company's current capital budget for 2005 is $22 million (excluding the cost of acquisitions), which includes the drilling of an additional 12 (7.7 net) wells in the fourth quarter of the year.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year of approximately $5.9 million and cash flow from operations of approximately $5.3 million. The Company's initial budget for 2006 projects capital expenditures of $30 million and cash flow from operations of $26.5 to $28.5 million. Rock intends to fund capital expenditures in excess of cash flow from its bank facility.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the initial credit available is $25 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility is currently under an interim review with a formal year end review scheduled for March, 2006. As at November 10, 2005 approximately $19.3 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock with the exception of the quarter ended December 31, 2003 which is quarterly information for Rock Energy Ltd.

	3 Months Ended 09/30/05 (unaudited)	3 Months Ended 06/30/05 (unaudited)	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)
Production (boe/d)	1,343	693	309	201	165	171	186	192
Oil and gas revenues	$7,030,543	$2,923,869	$1,159,224	$863,290	$653,422	$661,851	$666,707	$613,277
Price realizations ($/boe)	$56.90	$46.36	$41.65	$46.48	$42.90	$42.54	$39.48	$34.78
Royalties ($/boe)	$11.61	$10.39	$9.73	$3.73	$14.70	$11.08	$11.16	$8.36
Operating expense ($/boe)	$13.19	$8.62	$9.49	$8.48	$9.15	$7.67	$6.56	$5.24
Field netback ($/boe)	$32.10	$27.35	$22.43	$34.27	$19.05	$23.79	$21.76	$21.18
Net G&A expense	$328,791	$281,850	$273,718	$361,173	$226,623	$160,375	$211,021	$145,888
Stock-based compensation	$131,467	$54,810	$41,523	$58,279	$50,708	$46,294	$46,295	$ nil
Cash flow from operations	$3,551,607	$1,468,845	$392,392	$404,397	$236,672	$276,367	$301,161	$105,465
Per share								
- basic	$0.18	$0.11	$0.04	$0.04	$0.03	$0.03	$0.04	$0.03
- diluted	$0.18	$0.11	$0.04	$0.04	$0.03	$0.03	$0.03	$0.03
Net income	$633,953	$77,365	$51,100	$182,577	$85,047	$145,120	$158,282	$23,380
Per share								
- basic	$0.03	$0.01	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01
- diluted	$0.03	$0.01	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01
Capital expenditures	$7,919,974	$66,410,812	$2,138,251	$3,852,222	$1,062,525	$1,018,682	$318,888	$192,625

	As at 06/30/05	As at 06/30/05	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03
Working capital ($000)	$(22,643)	$(18,093)	$10,297	$12,043	$14,497	$15,323	$16,065	$2,881

The three months ended September 30, 2005 have been significantly impacted due to the ELM/Optimum/Qwest acquisitions in the second quarter of 2005.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to future payments of approximately $0.2 million.

Outstanding Share Data

Subsequent to September 30, 2005 the Company did not issue any stock options. At the date of this report there are 19,588,689 common shares outstanding and 1,180,276 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

September 30, 2005 and December 31, 2004

	September 30, 2005 (unaudited)	December 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	**$358,749**	$8,631,810
Accounts receivable	**6,760,979**	484,714
Prepaids	**290,921**	5,119,154
	7,410,649	14,235,678
Property, plant and equipment (note 1)	**87,595,890**	9,450,555
Accumulated depletion and depreciation	**(4,898,140)**	(681,225)
	82,697,750	8,769,330
Goodwill	**5,008,092**	2,051,967
	$95,116,491	$25,056,975
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$10,393,128**	$2,192,692
Bank debt (note 4)	**19,660,504**	-
	30,053,632	2,192,692
Future tax liability	**3,657,812**	-
Asset retirement obligation (note 5)	**2,221,829**	500,256
Shareholders' Equity:		
Share capital (note 2)	**57,124,154**	21,275,627
Contributed surplus (note 2)	**409,823**	201,577
Retained earnings	**1,649,241**	886,823
	59,183,218	22,364,027
	$95,116,491	$25,056,975

See accompanying notes to consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark" signed "Allen J. Bey"

Stuart G. Clark
Director

Allen J. Bey
Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

	Three months ended September 30, 2005	Three months ended September 30, 2004	**Nine months ended September 30, 2005**	Nine months ended September 30, 2004
Revenues				
Oil and gas revenue	**$7,030,543**	$653,422	**$11,113,636**	$1,981,980
Royalties, net of ARTC	**(1,434,913)**	(223,923)	**(2,360,976)**	(584,851)
Other income	**84,642**	64,361	**216,668**	286,176
	5,680,272	493,860	**8,969,328**	1,683,305
Expenses:				
General and administrative	**328,791**	226,623	**884,360**	598,019
Operating	**1,630,223**	139,450	**2,438,315**	369,925
Interest (recovery)	**152,095**	(108,885)	**196,527**	(98,256)
Stock based compensation (note 3)	**131,467**	50,708	**227,800**	143,298
Depletion, depreciation and accretion	**2,625,749**	100,917	**4,262,187**	281,876
	4,868,325	408,813	**8,009,189**	1,294,862
Income before income taxes	**811,947**	85,047	**960,139**	388,443
Taxes				
Current (recovery) (note 6)	-	-	**(8,167)**	-
Capital	**17,556**	-	**45,450**	-
Future taxes (note 6)	**160,438**	-	**160,438**	-
Net income for the period	**633,953**	85,047	**762,418**	388,443
Retained earnings, beginning of period	**1,015,288**	619,199	**886,823**	315,803
Retained earnings, end of period	**$1,649,241**	$704,246	**$1,649,241**	$704,246
Basic and diluted earnings per share (note 2)	**$0.03**	$0.01	**$0.05**	$0.04

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30, 2005	Three months ended September 30, 2004	**Nine months ended September 30, 2005**	Nine months ended September 30, 2004
Cash provided by (used in):				
Operating:				
Net income for the period	**$633,953**	$85,047	**$762,418**	$388,443
Add: Non-cash items:				
Depletion, depreciation and accretion	**2,625,749**	100,917	**4,262,187**	281,876
Stock-based compensation	**131,467**	50,708	**227,800**	143,298
Future taxes (recovery)	**160,438**	-	**160,438**	-
	3,551,607	236,672	**5,412,843**	813,617
Changes in non-cash working capital	**(1,014,411)**	(54,750)	**(3,584,898)**	338,112
	2,537,196	181,922	**1,827,945**	1,151,729
Financing:				
Issuance of common shares	**19,554**	-	**19,554**	14,136,868
Shareholder loan	-	-	-	(250,000)
Bank debt	**3,201,584**	-	**19,660,504**	-
Repurchase of stock options	**(19,554)**		**(19,554)**	
Changes in non-cash working capital	-	(8,151)	-	(777,481)
	3,201,584	(8,151)	**19,660,504**	13,109,387
Investing:				
Property, plant and equipment	**(7,919,974)**	-	**(15,875,560)**	(1,337,570)
Acquisitions property, plant and equipment	-	(1,062,525)	**(23,879,684)**	(1,062,525)
Changes in non-cash working capital	**2,426,114**	176,050	**9,993,734**	176,050
	(5,493,860)	(886,475)	**(29,761,510)**	(2,224,045)
Increase/(decrease) in cash and cash equivalents	**244,920**	(712,704)	**(8,273,061)**	12,037,071
Cash and cash equivalents, beginning of period	**113,829**	15,693,151	**8,631,810**	2,943,376
Cash and cash equivalents, end of period	**$358,749**	$14,980,447	**$358,749**	$14,980,447
Interest and cash taxes paid and received:				
Interest paid	**$152,095**	$ -	**$196,527**	$ 10,153
Interest received	**(350)**	64,361	**36,029**	285,921
Cash taxes paid	-	-	-	-
Cash taxes received	-	-	-	-

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended September 30, 2005

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2004.

1. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the Financial Statements from the date of acquisition.

The first closing of the Elm/Optimum Properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The purchase price equation is as follows:

Property, plant and equipment	$16,483,019
Note payable *	(309,082)
Asset retirement obligation	(372,600)
	$15,801,337
Consideration provided:	
Cash	$4,575,017
Common shares (3,091,483)	10,943,843
Transaction costs	282,477
	$15,801,337

* Due to vendors on final adjustments

The second closing of the Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. The purchase price equation is as follows:

Property, plant and equipment	$45,490,456
Note receivable *	147,512
Goodwill	3,679,374
Future income taxes	(3,679,374)
Asset retirement obligation	(1,007,400)
	$44,630,568
Consideration provided:	
Cash	$18,504,190
Common shares (7,234,005)	25,608,378
Transaction costs	518,000
	$44,630,568

* Due from vendors on final adjustments

The purchase price allocations for both transactions were preliminary and are based on best estimates as certain items such as the fair values of the assets and liabilities as of the closing date, purchase price adjustments, transaction costs and holdback amounts. Subsequent to the period ended June 30, 2005 additional tax pools were received which resulted in a net reduction of the future tax liability and goodwill amounts associated with the Elm/Optimum acquisition. As such the purchase price allocation for the second closing outlined above was adjusted by reducing both the future tax liability and goodwill by $1,777,516.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2004	9,259,453	$21,275,627
Future tax effect of flow-through share renouncements		(723,247)
Issued for property acquisitions	10,325,488	36,552,221
Issued for flow-through shares	3,748	19,553
Issued and outstanding on September 30, 2005	19,588,689	$57,124,154

As of December 31, 2004 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2005.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three month period ended September 30, 2005 was 19,586,815 (September 30, 2004 - 8,993,152). The weighted average shares outstanding of the nine month period ended September 30, 2005 was 14,035,438 (September 30, 2004 – 8,824,423).

In computing the diluted per share amount for the three and nine month periods ended September 30, 2005 the following shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options:

Three months ended September 30, 2005: 122,063 (September 30, 2004 – 26,615),
Nine months ended September 30, 2005: 79,096 (September 30, 2004 – 138,448).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following tables summarize the stock options outstanding at September 30, 2005.

	Number Of Options	Weighted Average Exercise Price
December 31, 2004	532,387	$3.49
Granted	712,944	$4.95
Exercised	(10,685)	$3.39
Cancelled	(54,370)	$3.58
September 30, 2005	1,180,276	$4.37

		Outstanding Options		Exercisable Options	
Exercise Prices	Number Of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number Of Options	Weighted Average Exercise Price
$3.39 - 3.90	467,332	$3.47	1.45	124,944	$3.39
$4.00 - 5.09	712,944	$4.95	2.87	-	-
	1,180,276	$4.37	2.31	124,944	$3.39

Contributed Surplus:

The contributed surplus as at September 30, 2005 of $409,823 increased $111,913 for stock based compensation charges net of the repurchased stock options during the quarter and $208,246 for the first nine months of 2005.

3. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of the 626,944 common share options granted during the three months ended September 30, 2005 was estimated to be $1,359,972. The fair value of the common share options as at the grant dates is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	4.25%
Expected life:	3 year average
Expected volatility:	60%
Expected dividend yield:	0%

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $25 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee it also bears a standby charge for un-drawn amounts. The facility is currently under an interim review with a formal year end review scheduled for March, 2006.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at September 30, 2005 at approximately $3,430,176 (December 31, 2004 - $744,000). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	September 30, 2005	December 31, 2004
Opening balance	$500,256	$282,090
Liabilities incurred during period	1,676,300	203,260
Accretion	45,273	14,906
Closing balance	$2,221,829	$500,256

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 37.62% (September 30, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	September 30, 2005	September 30, 2004
Net income before taxes	$960,139	$388,443
Statutory income tax rate	37.62%	38.12%
Expected income taxes	361,204	148,074
Add (deduct):		
Stock-based compensation	85,698	54,625
Non-deductible crown charges	453,817	84,599
Resource allowance	(458,805)	(18,962)
Change in Rate	(91,659)	
Other	10,221	-
Change in valuation allowance	(200,038)	(268,337)
Provision for income taxes	160,438	Nil
Current tax recovery of prior period	(8,167)	Nil
Provision for income taxes	$152,271	$Nil

At March 31, 2005 the Company had an unrecorded future tax asset of $11.4 million which was recognized at the time of the ELM/Optimum/Qwest acquisitions.

Corporate Information

BOARD OF DIRECTORS
Stuart G. Clark
Chairman of the Board
Independent Businessman

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS
Allen J. Bey
President and Chief Executive Officer

A.C. (Sandy) Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 1750 Watermark Tower
530 8th Avenue S.W.
Calgary, AlbertaT 2P 3S8
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail:info@rockenergy.ca

AUDITORS
KPMG LLP

BANK
Royal Bank of Canada

ENGINEERING CONSULTANT
Gilbert Laustsen Jung Associates Ltd.

SOLICITORS
Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, AlbertaT 2P 3S8
Telephone: (403) 267-6800

WEBSITE
www.rockenergy.ca

rockenergy INC.